EXHIBIT 4.4

Management Agreement

Management Agreement

Between

Poly-Pacific International Inc.

And

Poly-Pacific Inc.

And

Mr. Thomas Lam

MANAGEMENT AGREEMENT

TABLE OF CONTENTS

THOMAS LAM, (hereinafter "Manager")	1
OF THE THIRD PART	1
SECTION 1 - INTERPRETATION	1
1.1 Definitions	1
1.2 Headings	3
SECTION 2 - APPOINTMENT OF MANAGER	3
2.1 Appointment of the Manager	3
SECTION 3 - MANAGEMENT SERVICES	4
3.1 Management Services	4
3.2 Restrictions on Duties of Manager	4
SECTION 4 - MANAGER’S FEES AND EXPENSES	5
4.1 Management Fee	5
4.2 Reimbursement of Expenses	5
4.3 Payment of GST	5
4.4 Withholding Tax	5
SECTION 5 - STANDARD OF CARE	6
5.1 Standard of Care	6
SECTION 6 - INDEMNIFICATION	7
6.1 Indemnification of Manager	7
SECTION 7 - TERM AND TERMINATION	7
7.1 Initial Term and Renewal Term	7
7.2 Termination by PPI	7

7.3 Termination by Poly-Pacific	7
7.4 Termination of Manager for Cause	7
7.5 For Disability or Death of Manager	8
SECTION 8 - NON-COMPETE/NON-SOLICITATION	9
8.1 Non-Competition	9
8.2 Non-Solicitation	9
8.3 Assignment of Confidential Information and Intellectual Property	9
SECTION 9 - MISCELLANEOUS	10
9.1 No Partnership, Joint Venture, Trust or Agency	10
9.2 Amendments	11
9.3 Assignment	11
9.4 Severability	11
9.5 Force Majeure	11
9.6 Governing Law	11
9.7 Further Assurances	12
9.8 Time of the Essence	12
9.9 Entire Agreement	12
9.10 Enurement	12

AGREEMENT made effective this 1st day of January, 2002.

BETWEEN:

POLY-PACIFIC INTERNATIONAL INC.,
(hereinafter “Poly-Pacific”)

OF THE FIRST PART

-and-

POLY-PACIFIC INC.,
(hereinafter “PPI”)

OF THE SECOND PART

- and -

THOMAS LAM,

(hereinafter "Manager")

OF THE THIRD PART

WHEREAS Poly-Pacific wishes to retain the Manager through PPI to provide management and other services to Poly-Pacific;

AND WHEREAS the Manager is willing to render such services on the terms and conditions hereinafter set forth;

NOW THEREFORE in consideration of the premises and the mutual covenants herein contained, the sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

SECTION 1 -  INTERPRETATION

1.1  Definitions

As used herein, the following terms shall have the meanings set forth below:

1.1.1	“Agreement” means this management agreement, as amended from time to time;

1.1.2	“Business” means the business currently and heretofore carried on by Poly-Pacific consisting of plastic media blasting on a world-wide scale;

1.1.3
“Confidential Information” shall mean all information, whether or not reduced to writing and whether or not patentable or protected by copyright, which the Manager or PPI receives, received access to, conceived or developed, in whole or in part, directly or indirectly, in connection with and while PPI provides management services to Poly-Pacific and while the Manager remains employed by Poly-Pacific and includes, but is not limited to:

1.1.3.1
information concerning devices, instruments, equipment, techniques and technology having to do with the plastics media blasting business, processing, sales and anything related to plastics media blasting and software, databases and services, including but not limited to, source codes, object codes, flowcharts and programs and other materials whatsoever (tangible or intangible and machine readable or human readable);

1.1.3.2	information concerning products and services in any of the fields and applications mentioned above in subparagraph 1.1.3.1;

1.1.3.3
information concerning research, development and commercialization of devices, equipment, instruments and other inventions having to do with the field and applications described in subparagraph 1.1.3.1;

1.1.3.4
products and devices developed, patents, discoveries, concepts, compilations and ideas of any nature whatsoever including, without limitation, the nature and results of research and development activities, the software, analytical tools to facilitate research in the field of plastics media blasting and its processing, sales and any technology related thereto, techniques, computer programs and models, designs, drawings, and specifications;

1.1.3.5
production processes, marketing techniques and arrangements, marketing materials, promotions, demos and publications, mailing lists, purchasing information, pricing policies, quoting procedures, financial information, customer and prospect names and requirements, employee, customer, supplier and distributor data and other materials or information relating to Poly-Pacific and Business and activities and the manner in which they do business, including but not limited to the names of plastics companies and firms; and

1.1.3.6	any other materials or information related to, or that is or may be used in the Business or activities of Poly-Pacific which:

1.1.3.6.1	are not generally known to others engaged in similar business or activities;

1.1.3.6.2	has an economic value from not being generally known; and

1.1.3.6.3	is the subject of efforts that are reasonable in the circumstances to maintain its secrecy.

1.1.4	"Intellectual Property" shall have the meaning prescribed to it at subsection 9.3 herein;

1.1.5	“Manager” means Thomas Lam, an individual currently residing in the City of Edmonton, in the Province of Alberta, or such other location as a result of business reasons, the party of the third part;

1.1.6	“Poly-Pacific” means Poly Pacific International Inc., the party of the first part;

1.1.7	"PPI" means Poly-Pacific Inc., a corporation incorporated under the laws of the Province of Alberta, the party of the second part;

1.1.8	“Services” shall have the meaning set forth in subsection 3.1 hereof.

1.2  Headings

The section headings in this Agreement have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

SECTION 2 - APPOINTMENT OF MANAGER

2.1  Appointment of the Manager

Poly-Pacific hereby appoints PPI to provide the Services to Poly-Pacific through the Manager subject to the terms and conditions of this Agreement and PPI and the Manager accept such appointment.

SECTION 3 - MANAGEMENT SERVICES

3.1  Management Services

PPI shall provide and perform for Poly-Pacific the following services (the “Services”) through the Manager:

3.1.1	advice and consultation concerning the affairs of Poly-Pacific, its business planning, support, guidance and policy making;

3.1.2	provide the services of a senior officer of PPI to act as Manager of Poly-Pacific, who shall, unless the parties otherwise agree, be Thomas Lam;

3.1.3	advising on cash management and investment services including arranging, assisting and negotiating banking and financing arrangements for Poly-Pacific;

3.1.4	reports to Poly-Pacific directors with respect to the business and affairs of Poly-Pacific as may be requested by Poly-Pacific directors;

3.1.5	generally provide such other services as may be required by Poly-Pacific in the conduct of its business and affairs.

3.2  Restrictions on Duties of Manager

During the term of this Agreement, PPI shall:

3.2.1	not seek, charge or receive fees, commissions or other compensation in connection with the Services, other than the fees and reimbursement amounts specifically provided for herein; and

3.2.2	maintain separate bank accounts for its own funds and shall not commingle its own funds with any funds of Poly-Pacific.

SECTION 4 - MANAGER’S FEES AND EXPENSES

4.1  Management Fee

4.1.1
Poly-Pacific shall pay to PPI, in connection with the Services provided for by the Manager, for as long as the Manager is located in and is a resident of Canada, an annual management fee of eighty thousand Canadian dollars (CAN$80,000.00) which shall be paid in monthly installments on the last day of each month with a mid-month advance, or on such intervals as may be agreed upon between the parties, less all deductions or withholdings required by law.

4.1.2
Poly-Pacific shall pay PPI, in connection with the Services provided for by the Manager, for as long as he is located in and is a resident of the United States of America, an annual management fee of eighty thousand US dollars (US$80,000.00) which shall be paid in monthly installments on the last day of each month with a mid-month advance, or on such intervals as may be agreed upon between the parties, less all deductions or withholdings required by law.

4.1.3	Paragraphs 4.1.1 and 4.1.2 are mutually exclusive.

4.2  Reimbursement of Expenses

Poly-Pacific shall be solely responsible for all out-of-pocket costs and expenses incurred by PPI in carrying on its obligations or duties under this Agreement.

4.3  Payment of GST

All amounts payable to PPI pursuant to this Agreement shall be exclusive of any goods and services tax or similar tax required to be paid thereon pursuant to the Excise Tax Act (Canada) or otherwise (collectively, “GST”) and PPI shall be paid, in addition to such amounts, all GST imposed on PPI with respect to such amounts.

4.4  Withholding Tax

Poly-Pacific shall withhold from amounts payable to PPI or the Manager pursuant to this Agreement all amounts required to be so withheld pursuant to the Income Tax Act (Canada).

SECTION 5 - BENEFITS

5.1  Poly-Pacific shall provide PPI in connection with the Manager's services, a car allowance in the amount of eight hundred dollars ($800.00) per month, in the currency of the country in which the Manager is resident, which PPI shall apply to insurance, repairs, maintenance, registration and operating costs.

5.2  Subject only to such limitation or restriction as may relate to the Manager personally, Poly-Pacific shall include the Manager in all of its employee benefit plans, including, without limiting the generality of the foregoing, its medical, health, dental and insurance plans and shall pay all costs and expenses of same on behalf of the Manager.

5.3  The board of directors of Poly-Pacific or any duly authorized committee of same may, in their sole discretion, award a bonus to PPI in connection with the services of the Manager at any time throughout the Term, if it is deemed appropriate.

5.4  The board of directors of Poly-Pacific or any duly authorized committee of same may, in their sole discretion, grant to the Manager stock options pursuant to Poly-Pacific's stock option plan at any time throughout the Term on the terms and conditions the board of directors deem appropriate, all of which is subject to the rules and procedures of the Canadian Venture Exchange.

5.5  The Manager shall be entitled to six (6) weeks paid vacation by PPI during the course of each fiscal year of PPI. PPI shall take into account the staffing requirements of Poly-Pacific and the need for the timely performances of the Services.

SECTION 6 - STANDARD OF CARE

6.1  Standard of Care

In the provision of the Services to Poly-Pacific by PPI and the Manager hereunder, both PPI and the Manager shall exercise the degree of care, diligence and skill that a reasonably prudent advisor or manager having responsibility for the manager of a similar business would exercise in comparable circumstances.

SECTION 7 - INDEMNIFICATION

7.1  Indemnification of Manager

The Manager and any person who, at the request of the Manager, is serving or shall have served as a director, officer or employee of the Manager shall be and is hereby indemnified and saved harmless by Poly-Pacific against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountant’s fees) of whatsoever kind or nature incurred by or asserted against any of such indemnified parties in any way arising from and related in any manner to this Agreement or the provision of Services hereunder, unless such indemnified party is found liable for or guilty of fraud, willful default or gross negligence. The foregoing right of indemnification shall not be exclusive of any other rights to which the Manager or any person referred to in this Section may be entitled as a matter of law or equity or which may be lawfully granted to such person. The Manager declares that it holds the rights and benefits provided to its directors, officers or employees in trust for and on behalf of such persons.

SECTION 8 - TERM AND TERMINATION

8.1  Initial Term and Renewal Term

This Agreement shall be in effect for a term of two (2) years unless and until it is terminated as herein provided and shall automatically be renewable for one additional year on the same terms and conditions.

8.2  Termination by PPI

PPI shall be entitled to terminate this Agreement and the Manager’s appointment, and all authority hereunder shall be terminable at any time on 180 days’ prior written notice to Poly-Pacific.

8.3  Termination by Poly-Pacific

This Agreement and the Manager’s appointment and all authority hereunder shall be terminable at any time on 180 day’s prior written notice from Poly-Pacific.

8.4  Termination of Manager for Cause

Poly-Pacific may terminate the services of the Manager without notice or any payment in lieu of notice for cause which, without limiting the generality of the foregoing, shall include:

8.4.1
if there is a repeated and demonstrated failure on the part of the Manager to perform the material duties of the Manager's position in a competent manner and where the Manager fails to substantially remedy the failure within a reasonable period of time after receiving written notice of such failure from Poly-Pacific;

8.4.2	if the Manager is convicted of a criminal offence involving fraud or dishonesty;

8.4.3
if the Manager or any member of his family makes any personal profit arising out of or in connection with a transaction to which Poly-Pacific is a party or with which it is associated without making disclosure to and obtaining the prior written consent of Poly-Pacific;

8.4.4	if the Manager fails to honour his fiduciary duties to Poly-Pacific, including the duty to act in the best interests of Poly-Pacific; or

8.4.5
if the Manager disobeys reasonable instructions given in the course of his services to the Chairman by the board of directors of Poly-Pacific that are not inconsistent with the Manager's position and not remedied by the Manager within a reasonable period of time after receiving written notice of such disobedience.

8.5  For Disability or Death of Manager

This Agreement may be immediately terminated by Poly-Pacific by notice to PPI if the Manager becomes permanently disabled. The Manager shall be deemed to have become permanently disabled if in any year during the term of this Agreement, because of ill health, physical or mental disability, or for other causes beyond the control of the Manager, the Manager has been continuously unable or unwilling or has failed to perform the Manager's duties for 120 consecutive days, or if, during any year of the employment period, the Manager has been unable or unwilling or has failed to perform his duties for a total of 180 days, consecutive or not. This Agreement shall terminate without notice or payment in lieu thereof upon the death of the Manager.

8.6  If the Agreement is terminated for any other reason other than the reasons set forth or referred to in sections 8.4 and 8.5 above, PPI shall be entitled to receive two (2) years management fees.

SECTION 9 - NON-COMPETE/NON-SOLICITATION

9.1  Non-Competition

PPI and the Manager shall not at any time within two (2) years from the termination of this Agreement, either solely or jointly with, or as agent for any other person, directly, carry on or be concerned or interested in carrying on any business which directly competes with the Business of Poly-Pacific, within the area where the Business of Poly-Pacific is carried out or such other area that a court of competent jurisdiction determines is reasonable having regard to the nature and extent of Poly-Pacific's Business, except as Poly-Pacific may agree in writing.

9.2  Non-Solicitation

PPI and the Manager further agree and acknowledge that they shall not, for a period of two (2) years following the termination of this Agreement, directly or indirectly, either as employer, consultant, agent, principal, partner, co-venturer, shareholder, proprietor, investor, financier, employee, director, or in any other individual or representative capacity:

9.2.1
solicit, encourage or facilitate clients or customers of Poly-Pacific, or any of its affiliates, to alter, modify, vary, diminish or cease their client or customer relationship with Poly-Pacific, or any of its affiliates;

9.2.2
solicit, induce, encourage or facilitate other employees or consultants of Poly-Pacific, or any of its affiliates, to leave the employment of, or consulting relationship with, Poly-Pacific, or any of its affiliates.

PPI and the Manager acknowledge and agree that the covenants contained in this Agreement are reasonably required to protect the interests of Poly-Pacific, and its affiliates, and do not materially impact, or affect, PPI or the Manager's ability to obtain other service arrangement or employment nor work harshly upon them.

9.3  Assignment of Confidential Information and Intellectual Property

Any concept, idea, invention or improvement or design made or process or information discovered or copyright work or trade mark or trade name ("Intellectual Property") relating to the Business or Poly-Pacific or capable of being used or adapted for use by Poly-Pacific created by the Manager or PPI or communicated to the Manager or PPI by any other employee of Poly-Pacific, its subsidiaries, associates or affiliates, during the term of this Agreement and one (1) year after the termination of this Agreement shall belong to and be the absolute property of Poly-Pacific. Furthermore, the Manager and PPI shall assign to the Poly-Pacific all Confidential Information and Intellectual Property whether it is capable of being patented or registered or not and whether or not it is made or discovered in the course of the provision of the Services unless such Confidential Information or Intellectual Property was in existence prior to the commencement of a similar business by any subsidiary, associate or affiliate of Poly-Pacific.

Both PPI and the Manager hereby assign and agree to assign to Poly-Pacific all of their right, title and interest in and to all Confidential Information or Intellectual Property conceived or reduced to practice during the term of this Agreement and for one (1) year after the termination of this Agreement, all applications disclosing any such Confidential Information or Intellectual Property, and all letters certificates of grants upon such Confidential Information or Intellectual Property. PPI and the Executive further agree to sign promptly and return to Poly-Pacific all assignments and documents required to properly enable Poly-Pacific to establish its rights.

The Manager acknowledges that prior to the Effective Date, he was employed by Poly-Pacific, during which time of employment certain inventions and works may have been conceived and produced by him. The Manager and PPI acknowledge and agree that the assignment obligations as prescribed in this Section 9 apply also to the Confidential Information and Intellectual Property conceived and produced during his earlier time of employment with Poly-Pacific.

Both PPI and the Manager hereby irrevocably appoints Poly-Pacific be their attorney in their names and on their behalf to execute and do any such instrument or thing and generally to use their names for the purpose of giving to Poly-Pacific the full benefit of this Section 9 and a certificate in writing signed by any director or by the secretary for the time being of Poly-Pacific that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case and any third party shall be entitled to rely on such certificate without further enquiry.

SECTION 10 - MISCELLANEOUS

10.1  No Partnership, Joint Venture, Trust or Agency

The parties to this Agreement are not and shall not be deemed to be partners or joint venturers with one another pursuant to this Agreement and nothing herein shall be construed so as to impose any liability as such on any of them.

The parties to this Agreement agree that PPI and the Manager shall perform their obligations under this Agreement as independent contractors and shall not be, and shall not be deemed to be, a trustee for or agent of any person, whether or not a party hereto, in connection with the discharge by PPI and the Manager of such obligations.

10.2  Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns.

10.3  Assignment

Neither PPI or the Manager may assign, pledge or encumber their interest in this Agreement nor assign any of the rights or duties of PPI or the Manager under this Agreement without the prior written consent of Poly-Pacific.

The parties herein further agree and recognize that Poly-Pacific will have full authority to assign this Agreement to any one of Poly-Pacific's subsidiaries, associates, affiliates or related entities or persons (as those terms are defined in the Income Tax Act (Canada). PPI and the Manger specifically understand and agree that such assignment will not create a termination of this Agreement and will not create a requirement for the Manger to relocate. Both PPI and the Manger further recognize and agree that upon such assignment occurring, the Manager shall report to, and take directions from, the assignee.

10.4  Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the parties agree that this Agreement shall be construed as if such an unenforceable or invalid term, covenant or condition was never contained herein.

10.5  Force Majeure

No party shall be deemed to be in default in respect of non-performance of its obligations hereunder, if any, so long as its non-performance is due to strike, walk out, industrial disturbance, storm, fire, flood, explosion, lightning, tempest, act of God or the Queen’s enemies, governmental restraint, or any other cause (whether similar or dissimilar to those enumerated) beyond its control; provided that lack of finance shall in no event be deemed to be a cause beyond the party’s control.

10.6  Governing Law

The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.

10.7  Further Assurances

Each party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to further the purpose of this Agreement and the transactions contemplated hereby.

10.8  Time of the Essence

Time shall be of the essence in respect of this Agreement.

10.9  Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto, and supersedes all prior agreements, in respect of the subject matter hereof.

10.10  Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

POLY-PACIFIC INTERNATIONAL INC.

	per	/s/ David Tam

	per	/s/ Mike Duff

POLY-PACIFIC INC.

SIGNED, SEALED AND DELIVERED in the presence of: /s/ R A Nobbs	) ) ) )	/s/ Thomas Lam
WITNESS	)	THOMAS LAM

AFFIDAVIT OF EXECUTION

CANADA PROVINCE OF ALBERTA TO WIT:	) ) )	I, Richard Nobbs, of the City of Edmonton, in the Province of Alberta, MAKE OATH AND SAY:

1. THAT I was personally present and did see THOMAS LAM named in the annexed instrument, who is personally known to me to be the person named therein, duly sign and execute the same for the purpose named therein.

2. THAT the same was executed at the City of Edmonton, in the Province of Alberta, and that I am the subscribing witness thereto.

3. THAT I know the said THOMAS LAM and he is in my belief of the full age of eighteen years.

SWORN BEFORE ME at the City of Edmonton, in the Province of Alberta, this 5thday of July, 2002. /s/ Lydia Cheng	) ) ) ) ) ) )	/s/ R A Nobbs
A Commissioner for Oaths in and for the Province of Alberta